Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for Southern Union:

•
on a historical basis for each of the four fiscal years in the period ended June 30, 2004, for the six-month period ended December 31, 2004, for the year ended December 31, 2005, and for the six-month period ended June 30, 2006; and

•	on a pro forma basis, for the six-month period ended June 30, 2006, giving effect to the following, as if they all had occurred on January 1, 2006:

o	the acquisition of the Sid Richardson assets and related financings; and

o
the sales of the assets of our PG Energy natural gas distribution division and the Rhode Island assets of our New England Gas Company natural gas distribution division and the application of $1.046 billion of net proceeds from those sales to reduce the indebtedness outstanding under our bridge loan facility, which we incurred to fund our acquisition of the Sid Richardson assets.

For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest expense, amortization of debt discount or premiums and an estimate of interest implicit in rentals.

	Pro Forma Six Months Ended June 30, 2006	Six Months Ended June 30, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30,
					2004	2003	2002	2001
	(in thousands)
FIXED CHARGES:
Interest	$85,681	$103,754	$132,971	$65,344	$137,967	$91,731	$98,269	$109,881
Net amortization of debt discount and premium and issuance expense	1,898	4,475	2,186	(446)	(10,100)	1,612	2,936	3,118
Interest portion of rental expense	3,450	3,803	6,700	3,152	5,940	2,012	3,049	3,451
Total Fixed Charges	$91,029	$112,032	$141,857	$68,050	$133,807	$95,355	$104,254	$116,450

EARNINGS:
Consolidated pre-tax income (loss) from continuing operations	$141,949	$133,482	$203,148	$16,954	$106,468	$(14,371)	$(78,626)	$(460)
Total fixed charges	91,029	112,032	141,857	68,050	133,807	95,355	104,254	116,450
Earnings Available for Fixed Charges	$232,978	$245,514	$344,005	$85,004	$240,275	$80,984	$25,628	$115,990
Ratio of Earnings to Fixed Charges	2.56	2.19	2.43	1.25	1.80	(a)	(a)	(a)

(a)
The earnings were inadequate to cover fixed charges by approximately $14.4 million, $78.6 million and $460,000 for the years ended June 30, 2003, 2002 and 2001, respectively. In accordance with U.S. generally accepted accounting principles, we did not allocate interest expense or other corporate costs to discontinued operations for any periods presented (except where the underlying debt was assumed by the buyers of these operations), resulting in the recognition of losses from continuing operations for the years ended June 30, 2003, 2002 and 2001. All outstanding debt of Southern Union Company and its subsidiaries, other than Panhandle Energy, is maintained at Southern Union.